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18005004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Evercore Group L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York (City) NY (State) 10055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Pensa 212-822-7573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza (Address) New York (City) NY (State) 10112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EU

AFFIRMATION

February 23, 2018

STATE OF NEW YORK
COUNTY OF NEW YORK

I, Paul Pensa, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Evercore Group L.L.C. (hereafter referred to as the "Company"), as of and for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul Pensa

Chief Financial Officer

Subscribed and sworn to before me this

23rd day of February, 2018

NOTARY PUBLIC

MARLON J. DESOUZA
Notary Public, State of New York
No. 01DE6197437
Qualified in New York County
Commission Expires 12/01/2019

EVERCORE GROUP L.L.C.
(SEC ID No. 8-49830)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Evercore Group L.L.C.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Evercore Group L.L.C. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 23, 2018

We have served as the Company's auditor since 2005.

EVERCORE GROUP L.L.C.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
(dollars in thousands)

Assets		
Cash	$	251,083
Securities owned, at fair value		44,768
Accounts receivable (net of allowances of $422)		114,475
Receivable from clearing organization		6,860
Due from affiliates		179
Total Assets	$	417,365
Liabilities and Member's Equity		
Due to affiliates	$	57,949
Deferred revenue		1,543
Other liabilities		3,668
Total Liabilities		63,160
Commitments and Contingencies (Note 8)		
Member's Equity		354,205
Total Liabilities and Member's Equity	$	417,365

See notes to Statement of Financial Condition.

NOTE 1 - ORGANIZATION

Evercore Group L.L.C. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), and is registered as a broker-dealer in all 50 states and the District of Columbia. The Company provides corporate finance advisory services primarily to corporations in connection with mergers, acquisitions, divestitures, shareholder activism, leveraged buyouts, joint ventures, restructuring, recapitalizations, and other extraordinary corporate transactions. These services also include the establishment of appropriate acquisition criteria; screening and identification of acquisition targets; valuation and assistance with due diligence and formulation of strategy; and assistance with negotiations and consideration of financing alternatives. The Company also provides valuation services, including public company comparisons and comparable transaction analysis, raises funds for financial sponsors, participates in securities underwriting and selling activities and offers equity research and agency-only equity securities sales and trading for institutional investors.

The Company has not engaged in any of the following activities:

a. Carrying securities accounts for clients;

b. Receiving or holding securities or funds of clients;

c. Acting as an "investment adviser" (e.g., regularly advising clients, for a fee, as to the desirability of purchasing or selling portfolio securities).

Evercore BD Investco L.L.C. (the "Member"), a majority owned subsidiary of Evercore Partners Services East ("East"), is the sole member of the Company.

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying Statement of Financial Condition is presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Investment Banking Revenue - The Company earns investment banking fees from clients for providing advisory services on strategic matters, including mergers, acquisitions, divestitures, leveraged buyouts, restructurings and similar corporate finance matters. The Company's Investment Banking services also include services related to securities underwriting, private placement services and commissions for agency-based equity trading services and equity research. It is the Company's accounting policy to recognize revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) fees are fixed or determinable, (iii) the agreed-upon services have been completed and delivered to the client or the transaction or events contemplated in the engagement letter are determined to be substantially completed

and (iv) collection is reasonably assured. The Company records Investment Banking Revenue for the following:

Advisory Fees - In general, advisory fees are paid at the time the Company signs an engagement letter, during the course of the engagement or when an engagement is completed. In some circumstances, and as a function of the terms of an engagement letter, the Company may receive retainer fees for financial advisory services concurrent with, or soon after, the execution of the engagement letter where the engagement letter will specify a future service period associated with that fee. In such circumstances, these retainer fees are initially recorded as Deferred Revenue, and subsequently recognized as revenue during the applicable time period within which the service is rendered. Revenues related to fairness or valuation opinions are recognized when the opinion has been rendered and delivered to the client and all other requirements for revenue recognition are satisfied. Success fees for advisory services, such as merger and acquisition advice, are recognized when the transaction(s) or event(s) are determined to be completed and all other requirements for revenue recognition are satisfied. In the event the Company were to receive an opinion or success fee in advance of the completion conditions noted above, such fee would initially be recorded as deferred revenue and subsequently recognized as advisory fee revenue when the conditions of completion have been satisfied.

Placement Fees - Placement fee revenues are attributable to capital raising on both a primary and secondary basis. The Company recognizes placement advisory fees at the time of the client's acceptance of capital or capital commitments in accordance with the terms of the engagement letter.

Underwriting Fees - Underwriting fees are attributable to public and private offerings of equity and debt securities and are recognized when the offering has been deemed to be completed by the lead manager of the underwriting group. When the offering is completed, the Company recognizes the applicable management fee, selling concession and underwriting fee, the latter net of estimated offering expenses.

Commissions and Related Fees - Commissions and Related Fees include commissions received from customers for the execution of agency-based brokerage transactions in listed and over-the-counter equities and are recorded on a trade-date basis or, in the case of payments under commission sharing arrangements, when earned. The Company earns subscription fees for the sales of research. Cash received before the subscription period ends is initially recorded as deferred revenue, and is recognized in Investment Banking Revenue ratably over the period in which the related services are rendered.

Interest Income and Interest Expense - Interest is recorded on cash balances and on securities owned on an accrual basis as earned.

Service Fees and Affiliate Contracts - The Company's service fees and affiliate contracts are settled monthly. See Note 3 for further information.

Execution and Clearing Expenses - Execution and clearing expenses are accrued as incurred.

Securities Owned, at Fair Value - The Company reflects securities owned at fair value on a trade-date basis. The Company invests in a fixed income portfolio consisting primarily of municipal bonds. These securities are carried at fair value.

Fair Value of Financial Instruments - The Company's cash and securities owned are recorded at fair value or at amounts that approximate fair value pursuant to Accounting Standards Codification ("ASC") 820, "Fair Value Measurement" ("ASC 820"), which among other things requires enhanced disclosures about financial instruments carried at fair value and for those not carried at fair value. See Note 4 for further information.

Accounts Receivable - Accounts receivable consists primarily of advisory fees and expense reimbursements charged to the Company's clients. The Company records accounts receivable net of any allowance for doubtful accounts. The Company maintains an allowance for bad debts to provide coverage for estimated losses from its client receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on the Company's analysis of the client's creditworthiness and specifically reserves against exposure where the Company determines the receivables are impaired, which may include situations where a fee is in dispute or litigation has commenced.

Income Taxes - No provision for federal or state income taxes is included in the accompanying Statement of Financial Condition as the Member is responsible for such taxes based on its share of the Company's income.

Subsequent Events - The Company evaluates subsequent events through the date on which the Statement of Financial Condition is available to be issued. See Notes 3 and 5 for further information.

NOTE 3 - RELATED PARTY TRANSACTIONS

Pursuant to a Service Agreement effective January 2, 2010, East provides the following services to the Company:

a. Use of office space including all necessary furniture, office equipment, data processing and communication equipment;
b. All communication services, postage, office supplies;
c. Administrative and support services and equipment as may be necessary for the Company to conduct its business;
d. Payment of salaries, bonuses and related costs of all East employees performing duties on behalf of the Company; and
e. Payment on the Company's behalf of all registration and filing fees necessary for the Company to do business as a broker-dealer.

The Company updated the Service Agreement effective February 12, 2018 under substantially similar terms.

Throughout the year, an allocation of the above costs, with no mark-up in price, is made to the Company by East via a service fee. During the year ended December 31, 2017, the Company incurred service fees to East, of which $54.6 million is payable as of December 31, 2017 and is included in Due to Affiliates in the accompanying Statement of Financial Condition. Further, the Company's affiliate, ISI UK, markets the Company's research and services to its European Clients. All of ISI UK's expenses are charged back to the Company on a cost-plus basis. The Company had a payable of $0.9 million included within Due to Affiliates on the Statement of Financial Condition at December 31, 2017 related to this arrangement.

In the normal course of business, the Company shares advisory revenues for specific engagements with affiliates in the UK, Mexico, Hong Kong, Canada, Singapore and Brazil. At December 31, 2017, the Company had receivables from these affiliates of $0.2 million included within Due from Affiliates and

payables to these affiliates of $2.5 million included within Due to Affiliates on the Statement of Financial Condition related to such arrangements.

During 2017, East maintained a loan agreement with PNC Bank, National Association ("PNC") for a revolving credit facility in an aggregate principal amount of up to $30.0 million, to be used for working capital and other corporate activities. This facility is secured by East's accounts receivable and the proceeds therefrom, as well as the Company's accounts receivable. In addition, the agreement contains certain reporting covenants as well as certain debt covenants that prohibit East and Evercore Inc., the ultimate parent, from incurring other indebtedness subject to specified exceptions. Drawings under this facility bear interest at the prime rate. The facility matures on June 22, 2018, subject to an extension agreed to between East and PNC. In February 2017, East drew down $30.0 million on this facility, all of which was repaid on March 10, 2017. There have been no further monies drawn on this facility as of December 31, 2017. In January 2018, East drew down $30.0 million on this facility.

NOTE 4 - FAIR VALUE MEASUREMENTS

ASC 820, among other matters, requires enhanced disclosures about investments that are measured and reported at fair value. ASC 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily-available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities and listed derivatives. As required by ASC 820, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The estimated fair values of these securities are based on quoted market prices provided by external pricing services.

Level III - Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The Company had no Level III investments at December 31, 2017.

The following table presents the categorization of investments within Securities owned, at fair value, on the Company's Statement of Financial Condition, measured at fair value on a recurring basis:

	December 31, 2017			
	Level I	Level II	Level III	Total
Money Market Instruments	$ 120	$ —	$ —	$ 120
Municipal Bonds, Corporate Bonds and Other Debt Securities	—	44,648	—	44,648

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company had no transfers between fair value levels during the year ended December 31, 2017.

The carrying amount and estimated fair value of the Company's financial instrument assets and liabilities which are not measured at fair value on the Statement of Financial Condition are listed in the table below.

		December 31, 2017			
	Carrying	Estimated Fair Value			
	Amount	Level I	Level II	Level III	Total
Financial Assets:					
Cash	$ 251,083	$ 251,083	—	—	$ 251,083
Accounts receivable	114,475	—	114,475	—	114,475
Receivable from clearing organization	6,860	—	6,860	—	6,860
Due from affiliates	179	—	179	—	179
Financial Liabilities:					
Due to affiliates	57,949	—	57,949	—	57,949
Other Liabilities	3,668	—	3,668	—	3,668

The carrying amounts reported on the Statement of Financial Condition for Cash, Accounts Receivable, Receivable from clearing organization, Due from affiliates, Due to affiliates, Payable to clearing organization and other liabilities approximate fair value due to the short term nature of these items.

NOTE 5 - NET CAPITAL REGULATORY REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its minimum net capital requirement in accordance with the Alternative Net Capital Requirement, as permitted by Rule 15c3-1. Under the Alternative Net Capital Requirement, the Company's minimum net capital requirement is $0.25 million. At December 31, 2017, the Company had net capital of $238.6 million, which is in excess of $238.3 million in relation to its minimum net capital requirement of $0.25 million.

The Company does not carry the accounts of its customers and, accordingly, is exempt from the provision of SEC Rule 15c3-3, based on sections (k)(2)(i) and (k)(2)(ii).

The Company periodically makes equity distributions to the Member. These distributions are subject to certain notification and other provisions of the net capital rules of the SEC. During the year ended December 31, 2017, the Company made distributions to the Member of $440.0 million. In January 2018, the Company made a cash distribution of $130.0 million to the Member.

NOTE 6 - RISK MANAGEMENT

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of investing activities.

The Company maintains its cash and securities owned with financial institutions with investment grade credit ratings. At times, the Company may maintain deposits in federally insured financial institutions in excess of federally insured ("FDIC") limits. However, the Company believes that the firm is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

The Company is subject to concentration risk by holding large positions in certain types of securities, including issuances from state and local government entities located in a particular geographic area, or issuers engaged in a particular industry. Securities owned by the Company include primarily state, city and local U.S. municipalities. Additionally, the Company is dependent on the services and businesses of East and other affiliates for the conduct of its business. As of December 31, 2017, four separate clients each individually accounted for 8%, 5%, 5% and 4% of the Company's accounts receivable balance.

NOTE 7 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASU 2014-09 – In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 provides amendments to ASC No. 605, "Revenue Recognition" and creates ASC No. 606, "Revenue from Contracts with Customers," which changes the requirements for revenue recognition and amends the disclosure requirements. In August 2015, the FASB issued ASU No. 2015-14, "Deferral of the Effective Date," which provides amendments that defer the effective date of ASU 2014-09 by one year. In April 2016, the FASB issued ASU No. 2016-10, "Identifying Performance Obligations and Licensing," which provides clarification to identifying performance obligations and the licensing implementation guidance in ASU 2014-09. In May 2016, the FASB issued ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients," which provides clarification on certain issues identified in the guidance on assessing collectability, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications at transition in ASU 2014-09. The amendments in these updates are effective either retrospectively to each prior reporting period presented, or as a cumulative-effect adjustment as of the date of adoption, during interim and annual periods beginning after December 15, 2017, with early adoption permitted beginning after December 15, 2016.

The Company adopted ASU 2014-09 on January 1, 2018 using the modified retrospective method of transition, which requires a cumulative-effect adjustment as of the date of adoption. Following the adoption of ASU 2014-09, success related advisory fees, for which payment is generally dependent on the closing of a strategic transaction, a financing arrangement or some other defined outcome, will be considered variable consideration as defined by the standard. ASU 2014-09 requires that revenue be recognized when it is probable that variable consideration will not be reversed in a future period. Accordingly, revenue recognition for such fees could be accelerated under ASU 2014-09 in rare circumstances, which will require careful analysis and judgment. Under legacy U.S. GAAP, the Company

recognized such fees upon closing regardless of the probability of the outcome. The effect of the timing of revenue recognition could be material to any given reporting period. Furthermore, legacy U.S. GAAP allows expenses related to underwriting transactions to be reflected net in related revenues. Under ASU 2014-09, those expenses will be presented gross in the results of operations.

Interpretive guidance on ASU 2014-09 continues to be issued and vetted, in particular by the AICPA industry task force on Broker-Dealers, the AICPA's Revenue Recognition Working Group and the AICPA's Financial Reporting Executive Committee (FinREC). The Company will continue to evaluate this guidance through its final issuance.

ASU 2016-01 - In January 2016, the FASB issued ASU No. 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). ASU 2016-01 provides amendments to ASC No. 825, "Financial Instruments," which change the requirements for certain aspects of recognition, measurement and presentation of financial assets and liabilities and amend the disclosure requirements. The amendments in this update should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The amendments related to equity securities without readily determinable fair values are effective prospectively during interim and annual periods beginning after December 15, 2017, with early adoption not permitted. The adoption of this standard is not anticipated to have a material impact on the Company's Statement of Financial Condition, or disclosures thereto.

ASU 2016-02 - In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). ASU 2016-02 supersedes ASC No. 840, "Leases," and includes requirements for the recognition of a right-of-use asset and lease liability on the balance sheet by lessees for those leases classified as operating leases under previous guidance. The amendments in this update are effective using a modified retrospective approach at the beginning of the earliest period presented, during interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company anticipates adopting ASU 2016-02 on January 1, 2019 using the modified retrospective approach. The adoption will result in the present value of the Company's lease commitments which have a term in excess of one year being reflected on the Company's Statements of Financial Condition as a long-term fixed asset with a corresponding long-term liability. The Company's lease commitments, as discussed in Note 8, relate to office space. The lease-related assets will be amortized to expense over the life of the leases and the liability, and related interest expense, will be reduced as lease payments are made over the life of the lease. The net impact on the Company's earnings is not expected to be materially different from the current expense related to leases as required under current U.S. GAAP. The adoption of this standard is not anticipated to have a material impact on the Company's net capital.

ASU 2016-13 - In June 2016, the FASB issued ASU No. 2016-13, "Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"). ASU 2016-13 provides amendments to ASC No. 326, "Financial Instruments - Credit Losses," which amend the guidance on the impairment of financial instruments and adds an impairment model (the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. Entities will recognize an allowance for its estimate of expected credit losses as of the end of each reporting period. The amendments in this update are effective during interim and annual periods beginning after December 15, 2019, with early adoption permitted after December 15, 2018. The Company currently uses the specific identification method for establishing credit provisions and write-offs of its trade accounts receivable. The Company anticipates adopting ASU 2016-13 on January 1, 2020 and does not anticipate a material difference between the current method and the CECL model.

ASU 2016-15 - In August 2016, the FASB issued ASU No. 2016-15, "Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"). ASU 2016-15 provides amendments to ASC No. 230, "Statement of Cash Flows," which provide guidance on the classification of certain cash receipts and payments in the statement of cash flows. The amendments in this update are effective retrospectively, or prospectively, if retrospective application is impracticable, during interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Company is currently assessing the impact of this update on the Company's Statement of Financial Condition, or disclosures thereto.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time the Company and its affiliates are involved in judicial or regulatory proceedings, arbitration or mediation concerning matters arising in connection with the conduct of its businesses, including contractual and employment matters. In addition, Mexican, United Kingdom, Hong Kong, Singapore, Canadian and United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, accounting and operational matters, that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, "Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

Leases - In July 2006, the Company and Evercore Group Holdings L.P. ("EGH"), an affiliated entity, entered into a lease for an additional 124,000 square feet of office space at our principal executive offices at 55 East 52nd Street, New York, New York. The rental payment obligations under the lease for the Company and EGH are as follows:

$10.8 million within one year or less

$21.6 million in one to three years

$22.2 million in three to five years and

$3.9 million thereafter

It is the intention of Evercore Inc. that EGH is the primary obligor under this lease arrangement. The Company pays its portion of the leased space as part of its service fee to East, a wholly owned subsidiary of EGH. The term of the lease expires on April 29, 2023.